UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   12   )

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. S. Standish Company, c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867 (603) 330-5850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. S. Standish Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,232,644
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,232,644
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,232,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 701
	8	SHARED VOTING POWER 3,232,644
	9	SOLE DISPOSITIVE POWER 701
	10	SHARED DISPOSITIVE POWER 3,232,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine L. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,047
	8	SHARED VOTING POWER 3,232,644
	9	SOLE DISPOSITIVE POWER 7,047
	10	SHARED DISPOSITIVE POWER 3,232,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,239,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.09%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standish Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,363,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,363,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1. Security and Issuer.

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (“the Company”). The address of the principal executive office is 216 Airport Drive, Rochester, NH 03867.

This Amendment No. 12 is being filed to primarily to reflect the passing of J. Spencer Standish on September 22, 2016. As reported in earlier amendments, all of the shares of Class A Common Stock previously reported as beneficially owned by J. Spencer Standish were also reported as beneficially owned by each of the other reporting persons. As a result, the death of Mr. Standish had no impact on the reported beneficial ownership of the remaining reporting persons.

Page 6 of 12 pages

ITEM 2. Identity and Background.

(a), (b) This statement is being filed by the J. S. Standish Company, Christine L. Standish, John C. Standish and Standish Family Holdings, LLC. The address of the J. S. Standish Company is 120 W. Tupper Street, Buffalo, New York 14201. The address of Christine L. Standish is c/o Standish Family Holdings, LLC, 120 W. Tupper Street, Buffalo, New York 14201. The address of John C. Standish is c/o Standish Family Holdings, LLC, 120 W. Tupper Street, Buffalo, New York 14201. The address of Standish Family Holdings, LLC is 120 W. Tupper Street, Buffalo, New York 14201. The J. S. Standish Company is a corporation, the current directors and/or executive officers of which are John C. Standish, Christine L, Standish, Thomas R. Beecher, Jr. and Lee C. Wortham. Standish Family Holdings, LLC is a limited liability company, and the J. S. Standish Company, as manager, has sole voting and investment control over the shares reported on this statement as being held by Standish Family Holdings, LLC.

As a temporary co-nominee with John C. Standish under irrevocable proxies granted by family trusts that own all of the shares of the J. S. Standish Company, William M. Doyle shares joint investment and voting control over the shares of the J. S. Standish Company with John C. Standish. Pursuant to the terms of such proxies, Mr. Doyle’s status as nominee will immediately cease upon the occurrence of certain events recited in such proxies, upon which Christine L. Standish shall become nominee.

The address of Thomas R. Beecher, Jr. and Lee C. Wortham is Barrantys LLC, 120 West Tupper Street, Buffalo, NY 14201. The address of William M. Doyle is Winston & Strawn LLP, 35 W. Wacker Drive, Chicago, IL 60601-9703.

(c) The principal business of each of J.S. Standish Company and Standish Family Holdings, LLC is investments. John C. Standish’s principal occupation is President of J. S. Standish Co. He also serves as a Director of the Company. Christine L. Standish’s present principal occupation is Chairman and CEO of J. S. Standish Co. She is also a Director of the Company. Thomas R. Beecher’s principal occupation is Chairman of Barrantys LLC, which provides wealth advisory services to individuals and families. Lee C. Wortham’s principal occupation is chief operating officer in Barrantys LLC. William Doyle is a partner in the law firm of Winston and Strawn, where he chairs the trusts and estates practice.

(d), (e) During the last five years none of J. S. Standish Company, John C. Standish, Christine L. Standish, Standish Family Holdings, ,Thomas R. Beecher, Jr., Lee C. Wortham or William M. Doyle has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of John C. Standish, Christine L. Standish, Thomas R. Beecher, Jr., Lee C. Wortham and William M. Doyle is a citizen of the United States of America.

Page 7 of 12 pages

ITEM 3. Source and Amount of Funds or Other Consideration.

All of the 3,232,644 shares of Class A Common Stock beneficially owned by J.S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock. 2,363,527 such shares are held by Standish Family Holdings, LLC as described below, and the remainder are held directly by J.S. Standish Company. Of the shares of Class B Common Stock held directly by J.S. Standish Company (a) 868,013 shares have been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J.S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange) or received as dividends on such shares, (b) 104 shares were acquired by purchase from a former employee of the Company in 2009, and (c) 1,000 shares were acquired by purchase from John C. Standish in August, 2012.

Of the 3,233,345 shares beneficially owned by John C. Standish, (i) 11 shares are owned by his wife (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares issuable to him upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 590 shares held in his account in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) the remaining 3,232,644 shares are the same 3,232,644 shares reported as owned by the J.S. Standish Company, and are described above.

Of the 3,239,691 shares beneficially owned by Christine L. Standish, (i) 6,595 shares owned directly were acquired pursuant to the Company’s Directors Annual Retainer Plan or as stock dividends on such shares, (ii) 100 shares issuable to her upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 352 shares held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company) in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) the remaining 3,232,644 shares are the same 3,232,644 shares reported as owned by the J.S. Standish Company, and are described above.

All of the 2,363,527 shares reported as owned by Standish Family Holdings, LLC were acquired in 2015 from J. Spencer Standish or members of his family, or trusts created by and/or for the benefit of Mr. Standish or members of his family, in exchange for proportionate interests in Standish Family Holdings, LLC. Such shares had previously been held by such holders since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares.

Thomas R. Beecher, Jr., owns 1,500 shares of the Company’s Class A Common Stock, all of which were acquired either with his own funds, or from the Company as director retainer shares (Mr. Beecher previously served as a Director of the Company) or as stock dividends.

Page 8 of 12 pages

ITEM 4. Purpose of Transaction.

None of the reporting persons has any current plan or intention to convert any shares of Class B Common Stock into shares of Class A Common Stock. In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share. The reporting persons, as a group, currently hold voting control of the Company.

None of the reporting persons has any current plan or proposal which relates to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a) (1) The J. S. Standish Company beneficially owns 3,232,644 shares of Class A Common Stock (10.07% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”). Of such shares, (a) 869,117 are held directly by J. S. Standish Company, and (b) the remaining 2,363,527 such shares are held by Standish Family Holdings, LLC. The J.S. Standish Company, as manager, has sole voting and investment control over the shares of Class B Common Stock held by Standish Family Holdings, LLC.

Page 9 of 12 pages

(2) John C. Standish beneficially owns 3,233,345 shares of Class A Common Stock (10.07% of the Class A Common Stock outstanding) of which (i) 11 shares are owned by his spouse (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 590 shares are held in his account in the Company’s 401(k) retirement savings and employee stock ownership plans, and (iv) the remaining 3,232,644 shares are issuable upon conversion of the shares of Class B Common Stock also reported herein as owned by J. S. Standish Company.

(3) Christine L. Standish beneficially owns 3,239,691 shares of Class A Common Stock (10.09% of the Class A Common Stock outstanding) of which (i) 6,595 shares are owned directly, (ii) 100 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 352 shares are held by Ms. Standish (previously an employee of the Company) or her husband (previously an employee of the Company), in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans and (iv) the remaining 3,232,644 shares are issuable upon conversion of the shares of Class B Common Stock also reported herein as owned by J.S. Standish Company.

(4) Standish Family Holdings, LLC beneficially owns 2,363,527 shares of Class A Common Stock (7.57% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock. The J.S. Standish Company, as manager, has sole voting and investment control over the shares of Class B Common Stock held by Standish Family Holdings, LLC.

(5) Thomas R. Beecher, Jr., owns 1,500 shares of the Company’s Class A Common Stock.

(b) Each of the persons named in clause (a) of this Item 5 has sole voting and dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

(c) - (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement.

Page 10 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2017	January 27, 2017
Date	Date

/s/ John C. Standish	/s/ Christine L. Standish
John C. Standish	Christine L. Standish

 J. S. STANDISH COMPANY

Date: January 27, 2017

By	/s/ Christine L. Standish
Christine L. Standish
CEO

 STANDISH FAMILY HOLDINGS, LLC

Date: January 27, 2017

By	/s/ Christine L. Standish
Christine L. Standish
CEO – J. S. Standish Co. Manager

Page 11 of 12 pages